                                                     RULE NO. 424(b)(3)
                                                     REGISTRATION NO. 333-41623

  SUPPLEMENT DATED JANUARY 22, 1998 TO THE PROSPECTUS DATED DECEMBER 19, 1997
    CONTAINED IN COINMACH CORPORATION'S REGISTRATION STATEMENT ON FORM S-4,
                          REGISTRATION NO. 333-41623

                             COINMACH CORPORATION

                               OFFER TO EXCHANGE

11 3/4% SERIES D SENIOR NOTES DUE 2005 FOR ANY AND ALL OF ITS 11 3/4% SERIES C
     SENIOR NOTES DUE 2005 AND ITS SERIES B 11 3/4% SENIOR NOTES DUE 2005

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     Set forth below is certain additional information about Coinmach
Corporation (the "Company") that supplements and amends the Company's Prospectus dated December 19, 1997 (the "Prospectus"). This information should be read in conjunction with the Prospectus. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Prospectus.

     The Company intends to extend the Expiration Date of the Exchange Offer until 5:00 p.m. New York City time on February 6, 1998 in order to permit holders of Series B Notes and Private Notes to review information contained in this Supplement.

     THE FOLLOWING INFORMATION SHOULD BE ADDED TO THE "BUSINESS" SECTION OF THE PROSPECTUS, WHICH BEGINS ON PAGE 55 THEREOF.

RECENT DEVELOPMENTS

     On January 19, 1998, Coinmach Laundry signed definitive agreements to acquire Macke Laundry Service, L.P. and related entities ("Macke") for a purchase price of approximately $214.0 million. Macke, headquartered in Chicago, operates approximately 236,000 machines throughout the United States. For the fiscal year ended June 30, 1997, Macke had revenues of approximately $122.0 million and EBITDA of approximately $39.0 million, on a pro forma basis taking into account certain of Macke's acquisitions. Consummation of the Macke acquisition, which is currently expected to occur in March of 1998, is subject to the receipt of certain regulatory and other approvals. Accordingly, there can be no assurance that Coinmach Laundry will consummate the Macke acquisition. Coinmach Laundry intends to finance the Macke acquisition with cash and borrowings, including borrowings of up to an additional $200 million in term loans under the Credit Facility, through an expansion of the Credit Facility, which is currently being negotiated. Such term loans are expected to mature on June 30, 2005, to be subject to the same mandatory repayment terms as those applicable to the Company's current term loan facility and to bear interest at the rate per annum currently set forth in the Credit Facility. There can, however, be no assurance that Coinmach Laundry will be able to obtain such financing.

     THE FOLLOWING INFORMATION AMENDS THE INFORMATION SET FORTH UNDER THE CAPTION "CONTROL BY PRINCIPAL STOCKHOLDER" ON PAGE 17 OF THE PROSPECTUS.

     Giving effect to the completion on December 19, 1997 of the offering and sale by Coinmach Laundry Corporation of 2,665,000 shares of Coinmach Laundry Common Stock, Golder, Thoma, Cressey, Rauner Fund IV, LP ("GTCR") owns approximately 23.7% of the outstanding shares of Coinmach Laundry Common Stock (before giving effect to shares of Coinmach Laundry Common Stock issuable upon the exercise of options (none of which are held by GTCR) which are currently vested and exercisable).